Exhibit 5

HQ/CS/CL.24B/9428
21 October 2002

Sir,

      Sub : UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE SECOND QUARTER
            AND HALF YEAR ENDED 30 SEPTEMBER 2002.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith the Unaudited Financial Results (Provisional) for the Second Quarter and Half Year ended 30 September 2002 which has been taken on record by the Board of Directors in their meeting held on 21 October, 2002.

Thanking you,

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


Rishabh Nath Aditya
Assistant Company Secretary

      1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400
            001. Fax No.(22) 2722061, 2721072.

      2) The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

      3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37
            24.

      4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

      5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

      6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. : 497 29 93.

      7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

      8) Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

      9) Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

      10) Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 023. Fax : 267 3199

      11)   Mr.A.K. Gupta, DGM(FA), for SEC filing requirements, Fax 1162.

                       [VIDESH SANCHAR NIGAM LIMITED LOGO]

                          VIDESH SANCHAR NIGAM LIMITED

         REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

                    UNAUDITED FINANCIAL RESULTS (PROVISIONAL)

              FOR THE QUARTER AND HALF-YEAR ENDED 30 SEPTEMBER 2002

                                                                            RS. IN MILLION, EXCEPT PER
                                                                            SHARE DATA
                                                                            ----------
                 Particulars                FOR THE QUARTER ENDED           FOR THE HALF YEAR ENDED         FOR THE YEAR ENDED
                 -----------                ---------------------           -----------------------         ------------------
                                         30.09.2002       30.09.2001       30.09.2002       30.09.2001          31.03.2002
                                         (UNAUDITED)     (UNAUDITED)       (UNAUDITED)      (UNAUDITED)         (AUDITED)
                                         -----------     -----------       -----------      -----------         ---------
1       Net Sales/ Income from                  12,478          15,954             26,209         31,237          65,081
        operations
2       Other Income                               563           1,488              1,116          2,626           6,037
        TOTAL INCOME                            13,041          17,442             27,325         33,863          71,118
3       Total Expenditure                        8,887          11,755             18,839         22,855          48,831
        a. Network Cost                          7,937          11,120             17,064         21,614          45,004
        b. Operating Cost (including               472             247                862            437           1,909
        provision for doubtful debts)
        c. Staff Cost                              341             320                681            632           1,523
        d. Administrative expenses                 137              68                232            172             395
4       Interest                                     6               0                 29              0             228
5       Depreciation                               364             345                712            651           1,304
6       Gross Profit (+)/Loss(-)                 3,784           5,342              7,745         10,357          20,755
        after interest but before
        taxation (1+2)-(3+4+5)
7       Prior Year Adjustments                       1             110                 38           (119)             10
8       Provision for Taxation                   1,324           1,547              2,636          3,136           6,671
9       NET PROFIT (+)/LOSS(-)                   2,459           3,685              5,071          7,340          14,074
        [6-(7+8)]

10      Paid up Equity Share Capital             2,850           2,850              2,850          2,850           2,850
11      Reserves excluding                           0               0                  0              0          45,496
        revaluation reserves (as per
        balance sheet of previous
        accounting year)
12      Earning per share (not                    8.63           12.93              17.79          25.75           49.38
        annualised)  (Rs.)
13      Aggregate of non-promoter
        shareholding:-
        (a) Number of Shares                82,303,185     134,038,560         82,303,185    134,038,560      139,308.00
        (b) Percentage of                        28.88           47.03              28.88          47.03           48.88
        Shareholding

SEGMENTAL INFORMATION:

The Company provides mainly international telephony service which accounts for nearly 85% of the operational revenues while the balance revenue is from the Value Added Services which comprises of internet, leased lines, frame relay etc. Business segments other than telephony segment do not meet the criteria specified in AS-17; `Segmental Reporting' and do not qualify as reportable Segments and hence information about these segments has been aggregated and reported in " Other Services" category.

BUSINESS SEGMENT

SEGMENTAL REPORTING                                                                     (RS. IN MILLION)

          PARTICULARS                FOR THE QUARTER ENDED          FOR THE HALF YEAR ENDED    FOR THE YEAR ENDED
          -----------                ---------------------          -----------------------    ------------------
                                   30.09.2002      30.09.2001      30.09.2002     30.09.2001       31.03.2002
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)
                                  -----------     -----------     -----------    -----------       ---------
        Segment Revenue

Telephony Service                        10,480          13,988          22,356         27,434        57,342
Other Services                            1,998           1,966           3,853          3,803         7,739
Total                                    12,478          15,954          26,209         31,237        65,081
Less : Inter segment revenue                  -               -               -              -             -
Net sales/income from                    12,478          15,954          26,209         31,237        65,081
operations
Segment results
(Profit)(+)/Loss(-) before tax
and interest from each segment
Telephony Service                         3,892           4,456           7,826          8,821        18,106
Other Services                            1,669           1,034           3,197          1,956         6,007
Total                                     5,561           5,490          11,023         10,777        24,113
Less :
Interest                                      6               0              29              0           227
Other unallocable expenditure             2,334           1,636           4,365          3,046         9,168
Unallocable Income *                      (563)         (1,488)         (1,116)        (2,626)       (6,037)
Other Unallocable expenditure             1,777             148           3,278            420         3,358
net of unallocable income
Total Profit Before Tax                   3,784           5,342           7,745         10,357        20,755


NOTES ON SEGMENTAL REPORTING:

(i) *Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remaining costs are categorized in relation to the associated turnover of the segment. Certain expenses such as staff cost, depreciation and certain part of network cost are not specifically allocable to specific segments as the underlying services are used interchangeably. Accordingly, it is not practicable to provide segment disclosure relating to those costs and expenses, which are separately disclosed as "unallocated" and directly charged against the total income.

(ii) Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segment, as the fixed assets and services are used interchangeably between segments. Hence, it is currently not practicable to provide segment disclosures relating to total assets and liabilities.

NOTES:

1. The above results were taken on record by the Board of Directors of the Company at its Meeting held on 21 October 2002.

2. The traffic volume during the half year increased by approx. 16% over the corresponding period of the previous year.

3. The Company provides mainly International Long Distance (ILD) voice telecommunication service which accounts for nearly 85% of the operational revenues while the transmission cost included under "Network Cost" accounts for approximately 67% of the Network Cost. The operating revenue and Network Cost for ILD voice telecommunication service for the half year ended 30 September 2002 have been accounted for based on the revised Settlement Rates (SR) which are significantly lower than the SR applicable for the corresponding period in the previous year.

4. Pending final agreements with major domestic telecom operators for revenue sharing / interconnect for ILD voice telecommunication service, the same have been accounted for based on the same ratio of the revenue sharing for the year ended 31 March 2002 and as adopted for the previous quarter ending 30 June 2002. While the dialogue for arriving at a mutually agreed revenue share / interconnect arrangement continues, reference also has been made to the Telecom Regulatory Authority of India (TRAI) for intervention under sub- clause (iv) of clause (b) of sub-section (1) of section 11 of Telecom Regulatory Authority of India Act 1997 to facilitate effective, equitable and efficient interconnection by stipulating cost based revenue sharing formula with such domestic carriers. On conclusion of agreements with these domestic carriers / decision of TRAI, the figures would be adjusted accordingly and may have significant adverse impact on the results.

5. Licence fee for ILD business is accounted for on the basis of the provisions of the new ILD policy.

6. MCI Worldcom, United States and Teleglobe, Canada have filed petitions for restructuring under Chapter 11 of the U.S. Bankruptcy Code and the same have been approved by the US courts. These carriers are continuing their operations and have been remitting monies and are continuing to settle the accounts.

7. As per Accounting Standard 22 on "Accounting for Taxes on Income", adjustment has been made under provisions for taxation amounting to Rs. 123 millions towards deferred tax liability (net) for the half year ended 30 September 2002.

8.    Figures of previous year have been regrouped wherever necessary.


                                                FOR VIDESH SANCHAR NIGAM LIMITED

Place:   Mumbai                                                      S. K. GUPTA
Date :   21 October 2002                                       MANAGING DIRECTOR